Filed by Equifax Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TALX Corporation

Commission File No.: 000-21465

Update on TALX
Equifax Update (3/29/07)

The 4-1-1 on the TALX Acquisition

Since the Feb. 14 announcement by Equifax to acquire TALX, both companies have tapped leaders from various business and functional units within their respective companies to serve on a Transition Planning Team.  Although both companies must continue to operate independently until the deal is fully approved, certain permitted planning activities are underway to ensure a smooth transition of TALX into Equifax.

The Transition Planning Team met for the first time on March 26 at TALX’s headquarters in St. Louis.  Amid an exchange of Atlanta Braves and St. Louis Cardinals baseball caps, and a “getting to know you” session of fun introductions which paired random colleagues from each company, the team agreed on the following transition goals:

•                  Meet goals:  Ensure we each continue to provide exceptional customer service and meet our pre-existing, pre-closing financial targets with independent operation and absolute compliance with legal and regulatory requirements.

•                  Grow:  This combination is about the ability of the two companies to create new products and services and reach more customers, and teams will be brainstorming and identifying many new opportunities for growth

•                  Drive Efficiencies:  Identify opportunities for both companies to jointly increase efficiency and create value.

•                  Get to know each other:  Learn about each other’s culture, people, customers, products and services.  Share in and learn from each other’s success.

The day included an overview, gleaned from publicly-available information, of each company’s business, and an informal discussion about the corporate culture at Equifax and TALX.

Equifax’s Transition Planning Team will be led by Trey Loughran, SVP - Corporate Development. The entire team will be working with the following key milestones in mind:

•                  Transition. The period from the time we announced our plans to enter the transaction on Feb. 14, until the deal is officially approved. We anticipate the deal will close late in the 2nd or early in the 3rd Quarter.

•                  Celebrate!  That’s the date we’ll be “living it up” as Equifax welcomes TALX to the family. We’ll keep employees informed about celebration plans and activities.

•                  Phase 1: The first 100 days after closing

•                  Phase 2: Beyond 100 days

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Equifax has been filed with the SEC.  Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Equifax, TALX, and the proposed transaction.  The final proxy statement/prospectus will be mailed to shareholders of TALX.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov).  Free copies of Equifax’s SEC filings are also available on Equifax’s website (www.equifax.com) and free copies of TALX’s SEC filings are also available on TALX’s website (www.talx.com).  Free copies of Equifax’s filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com.  Free copies of TALX’s filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX’s shareholders with respect to the proposed transaction.  Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006.  Information regarding the directors and officers of TALX is included in the definitive proxy statement for TALX’s 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, are set forth in the registration statement and proxy statement/prospectus and other materials filed with the SEC in connection with the proposed transaction.